Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Extra Space Storage Inc. and Extra Space Storage LP for the exchange of outstanding notes issued by Life Storage LP and to the incorporation by reference therein of our reports dated February 28, 2023, with respect to the consolidated financial statements and schedule of Extra Space Storage Inc., and the effectiveness of internal control over financial reporting of Extra Space Storage Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Salt Lake City, Utah

June 5, 2023